MARTIN SNOW, LLP

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WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

EDWARD L. LONG, JR.

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

AMBER K. DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

JENNY MARTIN STANSFIELD

MARTY K. SENN

STUART E. WALKER

    OF COUNSEL

JEFFREY M. RUTLEDGE

    EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

REMER C. DANIEL

December 1, 2008

Ms. Jessica Livingston, Staff Attorney

U.S. Securities & Exchange Commission

Washington, DC 20549

RE:	Henry County Bancshares, Inc.

Schedule 14A

Filed November 5, 2008

File No. 000-49789

Dear Ms. Livingston:

In response to your comment letter dated November 10, 2008, please see the following numbered responses containing the requested information and disclosure revisions for the Schedule 14A:

1.        The Company has amended the Schedule 14A to further disclose and discuss why it is considering participation in the Capital Purchase Program (“CPP”) on page 6.

2.        The Company has amended the Schedule 14A to further disclose and discuss how it intends to use the proceeds of the CPP in the event it elects to participate and is approved. Please see page 6.

3.        The Company has amended the Schedule 14A to further disclose and discuss how participation in the CPP will not dilute the interest of its existing common shareholders, and any impact on its executive compensation arrangements on page 8 .

4.        Please see the amended disclosures on page 6 explaining that the Treasury’s denial would have no material adverse effect on the Company’s liquidity, capital resources or results of operation.

Page Two

Ms. Jessica Livingston, Staff Attorney

November 26, 2008

5.        Please see the amended discussion on page 9 that the Company will not be required to modify any executive compensation plans or contracts to comply with Section 111 of the EESA.

6.        Please see the amended disclosure on page 21 specifying the updated financial information incorporated by reference as required by Rule 3-12 of Regulation S-X.

7.        Please see the amended disclosure and discussion on page 9 and pro forma tables on pages 11- 15 regarding the pro forma effect on the Company’s financial statements in the event it receives the minimum and maximum proceeds from the CPP.

In addition, we have amended the disclosures regarding the terms of the Capital Purchase Program to reflect those that will apply to “non-public institutions,” for which the registrant will qualify.

As requested in your letter, a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments is enclosed. If you have any further questions or require any additional information or documentation, please contact me at 478-749-1709.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for Henry County Bancshares, Inc.

MNW:km

Enclosures

cc:	Mr. David H. Gill

Mr. Tom Redding

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Henry County Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of its Schedule 14A filed on November 5, 2008, and all amendments thereto, the following:

1.        The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

HENRY COUNTY BANCSHARES, INC.

BY:	/s/ David H. Gill
DAVID H. GILL
President and Chief Executive Officer

Date: November 26, 2008